EXHIBIT 99.1

Notifiable trading – Equinor ASA

A primary insider in Equinor ASA (OSE: EQNR, NYSE: EQNR) has bought shares in Equinor ASA:

Jeroen van der Veer, board member in Equinor ASA, has on 1 August 2019 bought 3,000 shares in Equinor ASA at a price of NOK 158,83 per share. van der Veer will after the transaction in total hold 3,000 shares in Equinor ASA.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act